Exhibit 99.1

Pop Culture Group Co., Ltd Reports Fiscal Year 2021 Financial Results

Revenue up 63% Year-over-year

Net Income Attributable to the Company’s Shareholders up 75% Year-over-year

XIAMEN, China, Nov. 10, 2021 /PRNewswire/ -- Pop Culture Group Co., Ltd (“Pop Culture” or the “Company”) (Nasdaq: CPOP), a hip-pop culture company in China, today announced its financial results for the fiscal year ended June 30, 2021.

Mr. Zhuoqin Huang, Chairman and Chief Executive Officer of Pop Culture, commented, “Despite the short-term impact to some of our businesses caused by the COVID-19 pandemic, we maintained solid upward momentum in fiscal year 2021. Our revenue recorded $25.5 million in fiscal year 2021, representing a 63% year-on-year increase from $15.7 million in fiscal year 2020. As a public company engaged in the hip-hop culture business, our intellectual property content (‘IP content’) is the key driver for our rapid financial growth. Our revenue from event hosting was $15.0 million in fiscal year 2021, an increase of 96% from $7.6 million in fiscal year 2020. At the same time, net income attributable to our shareholders was $4.3 million, an increase of 75% from $2.4 million in fiscal year 2020. Our gross margin and operating margin were 28% and 23%, respectively, in fiscal year 2021, which remained stable as compared to 29% and 20%, respectively, in fiscal year 2020.”

Mr. Huang continued, “We are very pleased to see that Pop Culture has achieved such outstanding results in fiscal year 2021, and we are very grateful to our customers and partners for their continued recognition and support. We will continue to focus on the operation and promotion of Chinese hip-hop cultural content. We have developed a new five-year strategic plan for our future development. According to the strategic plan, we will continue to put ‘IP content’ at the core of our business and strive to achieve sustained high growth in our three major businesses by utilizing the advantages of big data and capital markets, with a goal of becoming an industry leader.”

	For the fiscal year ended June 30,
($ millions, except per share data and percentages)	2021	2020	% Change
Revenue	25.5	15.7	63%
Event hosting	15.0	7.6	96%
Event planning and execution	9.2	5.5	67%
Brand promotion	0.8	2.2	-67%
Other services	0.6	0.3	87%
Gross Profit	7.2	4.5	59%
Gross Margin	28%	29%	-1	pp*
Income from Operations	5.8	3.2	84%
Operating Margin	23%	20%	3	pp*
Net Income	4.3	2.6	63%
Net Income Attributable to the Company’s shareholders	4.3	2.4	75%
EPS	0.25	0.16	56%

*	Notes: pp represents percentage points

Fiscal Year 2021 Financial Highlights

●	Revenue was $25.5 million, an increase of 63% from $15.7 million in fiscal year 2020.

●	Gross profit was $7.2 million, an increase of 59% from $4.5 million in fiscal year 2020.

●	Gross margin was 28% compared with 29% in fiscal year 2020.

●	Net income attributable to the Company’s shareholders was $4.3 million, an increase of 75% from $2.4 million in fiscal year 2020.

●	Basic and diluted earnings per share were $0.25 compared with $0.16 in fiscal year 2020.

Fiscal Year 2021 Operational Highlights

●	The Company hosted 35 dance competition events, 29 music festivals and promotional parties, and 4 online hip-hop programs during fiscal year 2021.

●	The Company executed 60 events during fiscal year 2021.

●	The Company’s hip-hop events attracted an aggregate of 159,200 attendance and online hip-hop programs generated over 314 million views during fiscal year 2021.

Fiscal Year 2021 Financial Results

Revenue

Revenue increased by $9.8 million, or 63%, to $25.5 million in fiscal year 2021, from $15.7 million in fiscal year 2020.

Revenue from event hosting increased by $7.4 million, or 96%, to $15.0 million in fiscal year 2021, from $7.6 million in fiscal year 2020. The increase was primarily due to the increased number of the Company’s live events (dance competitions, musical festivals, and promotional parties) as well as increased average sponsorship fees, and additional revenue from its new online hip-hop business, which attracted more sponsors to promote their brands in the online hip-hop videos.

Revenue from the event planning and execution increased by $3.7 million, or 67%, to $9.2 million in fiscal year 2021, from $5.5 million in fiscal year 2020. The increase was primarily due to the increase in the number and size of the events the Company undertook.

Revenue from the brand promotion decreased by $1.4 million, or 67%, to $0.8 million in fiscal year 2021, from $2.2 million in fiscal year 2020. The decrease was mainly due to the sluggish demand for advertising or marketing activities.

Revenue from other services increased by $0.3 million, or 87%, to $0.6 million in fiscal year 2021, from $0.3 million in fiscal year 2020.

Cost of Revenue

Cost of revenue increased by $7.1 million, or 64%, to $18.3 million in fiscal year 2021, from $11.2 million in fiscal year 2020. The increase was proportionally in line with the increase in revenue.

Gross Profit and Gross Margin

Gross profit increased by $2.7 million, or 59%, to $7.2 million in fiscal year 2021, from $4.5 million in fiscal year 2020. Gross margin slightly decreased by 1 percentage point to 28% in fiscal year 20201 from 29% in fiscal year 2020, primarily due to the decrease in brand promotion business, which has a higher gross margin.

Operating Expenses

Operating expenses slightly increased by $25,051, or 2%, to $1,392,137 in fiscal year 2021, from $1,367,086 in fiscal year 2020.

Selling and marketing expenses increased by $23,255, or 21%, to $133,387 in fiscal year 2021, from $110,132 in fiscal year 2020. The increase was primarily due to increased advertising expenses in the amount of $20,880, expended in order to promote the Company’s business online.

General and administrative expenses increased by $1,796 to $1,258,750 in fiscal year 2021, from $1,256,954 in fiscal year 2020. The increase was primarily due to slight increases in various items, including employees’ salaries and business entertainment expenses.

Income Tax Expenses

Income tax expenses were $1.4 million and $0.5 million in fiscal year 2021 and 2020, respectively. The increase mainly resulted from the increased taxable income for fiscal year 2021.

Net Income

Net income increased by 63% to $4.3 million in fiscal year 2021, from $2.6 million in fiscal year 2020. Net income attributable to the Company’s shareholders increased by 75% to $4.3 million in fiscal year 2021, from $2.4 million in fiscal year 2020.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share were $0.25 in fiscal year 2021, compared with basic and diluted earnings per share of $0.16 in fiscal year 2020.

Cash Flow

Net cash used in operating activities was $4.0 million in fiscal year 2021, compared with $2.6 million in fiscal year 2020. Net cash provided by investing activities was $nil in fiscal year 2021, compared to $3,261 in fiscal year 2020. Net cash provided by financing activities was $4.0 million in fiscal year 2021, compared with $3.3 million in fiscal year 2020.

Balance Sheet

As of June 30, 2021, the Company had cash of $1.3 million, compared with $1.4 million as of June 30, 2020.

About Pop Culture Group Co., Ltd

Headquartered in Xiamen, China, Pop Culture Group Co., Ltd is a hip-hop culture company. The Company aims to promote hip-hop culture and its values of love, peace, unity, respect, and having fun, and to promote cultural exchanges with respect to hip-hop between the United States and China. With the values of hip-hop culture at its core and the younger generation as its primary target audience, the Company hosts entertainment events, operates hip-hop related online programs, and provides event planning and execution services and marketing services to corporate clients. The Company has in recent years focused on developing and hosting its own hip-hop events. For more information, visit the Company’s website at http://ir.popinter.cn/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including the further spread of the COVID-19 virus or new variants thereof, or the occurrence of another wave of cases and the impact it may have on the Company’s operations and the demand for the Company’s services, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and its other filings with the SEC.

For more information, please contact:

Pop Culture Group Co., Ltd
Investor Relations Department
Email: ir@520pop.com

Ascent Investors Relations LLC

Tina Xiao

President
Phone: 917-609-0333
Email: tina.xiao@ascent-ir.com

POP CULTURE GROUP CO., LTD

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	As of June 30,
	2020	2021
ASSETS
CURRENT ASSETS:
Cash	$1,359,137	$1,319,977
Accounts receivable, net	14,810,146	25,537,236
Advance to suppliers	3,176,527	1,999,876
Prepaid expenses and other current assets	1,177,947	3,553,028
TOTAL CURRENT ASSETS	20,523,757	32,410,117
Property and equipment, net	71,281	48,393
Intangible asset, net	1,695,215	1,635,321
Operating right-of-use asset	278,260	194,747
Deferred tax assets	83,795	140,757
Other non-current assets	251,464	-
TOTAL ASSETS	$22,903,772	$34,429,335

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$1,838,833	$5,140,990
Accounts payable	2,795,508	1,900,883
Deferred revenue	1,764,608	1,648,847
Taxes payable	2,374,093	4,232,391
Due to a related party	-	225,000
Accrued liabilities and other payables	119,573	77,567
Operating lease liability - current	96,357	98,427
TOTAL CURRENT LIABILITIES	8,988,972	13,324,105
Long-term bank loans	-	1,672,370
Operating lease liability - non-current	189,994	104,755
TOTAL LIABILITIES	9,178,966	15,101,230

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Ordinary shares (par value $0.001 per share; 44,000,000 Class A ordinary shares authorized as of June 30, 2020 and 2021; 11,021,834 and 12,086,923 Class A ordinary shares issued and outstanding as of June 30, 2020 and 2021, respectively; 6,000,000 Class B ordinary shares authorized, 5,763,077 Class B ordinary shares issued and outstanding as of June 30 2020 and 2021, respectively) *	16,785	17,850
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	5,813,745	6,643,118
Statutory reserve	779,094	1,241,573
Retained earnings	6,693,120	10,498,183
Accumulated other comprehensive (loss) income	(367,581)	942,822
TOTAL POP CULTURE GROUP CO., LTD SHAREHOLDERS’ EQUITY	12,919,722	19,328,105
Non-controlling interests	805,084	-
TOTAL SHAREHOLDERS’ EQUITY	13,724,806	19,328,105
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,903,772	$34,429,335

POP CULTURE GROUP CO., LTD

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars, except share data)

	For the years ended June 30,
	2019	2020	2021
REVENUE, NET	$19,031,766	$15,688,080	$25,526,557
Cost of revenue	13,158,537	11,158,847	18,302,494
GROSS PROFIT	5,873,229	4,529,233	7,224,063

Selling and marketing	133,332	110,132	133,387
General and administrative	492,733	1,256,954	1,258,750
Total operating expenses	626,065	1,367,086	1,392,137

INCOME FROM OPERATIONS	5,247,164	3,162,147	5,831,926

Other (expenses) income:
Interest expenses, net	(123,833)	(125,560)	(243,458)
Other (expenses) income, net	(2,591)	46,235	95,946
Total other expenses, net	(126,424)	(79,325)	(147,512)

INCOME BEFORE INCOME TAX PROVISION	5,120,740	3,082,822	5,684,414

PROVISION FOR INCOME TAXES	1,288,982	457,005	1,416,872

NET INCOME	3,831,758	2,625,817	4,267,542
Less: net income attributable to non-controlling interests	247,244	189,996	-
NET INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	3,584,514	2,435,821	4,267,542

Other comprehensive (loss) income:
Foreign currency translation adjustment	(162,850)	(241,839)	1,335,757
COMPREHENSIVE INCOME	3,668,908	2,383,978	5,603,299
Less: comprehensive income attributable to non-controlling interest	236,737	174,392	-
COMPREHENSIVE INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	$3,432,171	$2,209,586	$5,603,299

Net income per share
Basic and diluted	$0.27	$0.16	$0.25

Weighted average shares used in calculating net income per share *
Basic and diluted	13,425,911	14,881,478	17,228,698

POP CULTURE GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the years ended June 30,
	2019	2020	2021
Cash flows from operating activities:
Net Income	$3,831,758	$2,625,817	$4,267,542
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	24,227	324,345	195,187
Depreciation and amortization	159,352	233,353	243,905
Deferred tax benefit	(8,053)	(84,246)	(47,802)
Non-cash lease expense	86,047	89,977	107,139
Loss from disposal of property and equipment	21,596	19,300	-
Changes in assets and liabilities:
Accounts receivable	(6,123,120)	(5,672,992)	(9,259,862)
Advance to suppliers	(630,184)	(2,531,334)	1,440,794
Amounts due from related parties	(158,279)	153,586	-
Prepaid expenses and other current assets	395,198	(44,002)	(1,504,345)
Other non-current assets	-	(252,816)	268,433
Accounts payable	2,166,329	49,588	(1,130,593)
Deferred revenue	(247,929)	1,762,730	(275,888)
Taxes payable	1,376,248	721,743	1,592,715
Accrued liabilities and other payables	14,057	54,234	(52,007)
Due to a related party	-	-	225,000
Operating lease liability	(86,047)	(54,112)	(107,550)
Net cash provided by (used in) operating activities	821,200	(2,604,829)	(4,037,332)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(11,436)	(1,716)	-
Proceed from disposal of property and equipment	20,957	4,977	-
Purchase of intangible asset	(2,086,819)	-	-
Net cash (used in) provided by investing activities	(2,077,298)	3,261	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	1,905,209	1,838,833	6,341,729
Repayments of short-term bank loans	(316,930)	(1,981,799)	(3,472,851)
Proceeds from long-term bank loans	-	--	1,811,922
Repayments of long-term bank loans	(89,195)	-	-
Proceeds from issuance of shares	-	3,817,842	-
Payment for deferred offering costs	-	(409,743)	(729,977)
Net cash provided by financing activities	1,499,084	3,265,133	3,950,823

Effect of exchange rate changes	(16,984)	40,083	47,349

Net increase (decrease) in cash	226,002	703,648	(39,160)
Cash at beginning of year	429,487	655,489	1,359,137
Cash at end of year	$655,489	$1,359,137	$1,319,977

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$45,805	$17,408	$34,765
Interest expense paid	$122,153	$126,095	$235,361